Exhibit 99.1

Bragg Gaming Appoints Former Chair of Ontario Lottery and Gaming Corp. Paul Godfrey as Interim CEO

Bragg to embark on strategic review of the overall organization

TORONTO, November 15, 2021 – Global gaming technology and content provider Bragg Gaming Group (NASDAQ:BRAG, TSX: BRAG), ("Bragg" or the "Company") announces today that Paul Godfrey, Chair of the Board of Directors, has been appointed to the role of Interim CEO of Bragg Gaming, effective November 15, 2021. Bragg founder and former Interim CEO Adam Arviv will take on the role of Special Advisor to the Chair and CEO. Oryx founder and Vice Chair of the Board of Directors of Bragg Matevž Mazij will also play an integral role in the organization. Richard Carter will step down from the CEO role, effective immediately.

The Board of Bragg Gaming has made the decision to embark upon a strategic review of the overall Company, including the immediate restructuring of the CEO role. The Company's exceptional performance over the past six quarters includes consistently exceeding revenue and growth targets. While peers continue to trade and transact at significantly higher multiples, Bragg’s continued strong growth has yet to be reflected in the Company's public market performance, and the Board has determined that a search for new CEO is required.

Paul Godfrey, Chair of the Board of Bragg, has agreed to take on the role of CEO until a replacement is named. Mr. Godfrey is a renowned business leader and Canadian politician, recently holding the role of President and CEO of Postmedia Network and continuing to act as Chair of Postmedia, a company he founded. Mr. Godfrey also previously held the roles of Publisher and CEO of Sun Media and President and CEO of the Toronto Blue Jays. He is a recipient of the Order of Canada and of the Order of Ontario.

"While the global online gaming industry continues to grow exponentially, the North American opportunity is a game changer,” said Mr. Godfrey.   “Bragg’s technology and content is well-positioned to take advantage of this new market's potential and although Bragg's operations have continued to outperform over recent quarters, the capital markets strategy has not translated into shareholder value. Developing this alignment will be our top priority and absolutely requires a strategic review.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

For Bragg Gaming Group, contact:
Yaniv Spielberg, CSO, Bragg Gaming Group
info@bragg.games

Joseph Jaffoni, Richard Land, James Leahy
JCIR
212-835-8500 or bragg@jcir.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.